U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-08394                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

TEMPLETON DRAGON FUND, INC.

4. Address of principal executive office: (number, street, city, state, zip code)

       500 EAST BROWARD BLVD., SUITE 2100, FORT LAUDERDALE, FL 33394-3091




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

        Franklin Templeton Fund Allocator Series
        Franklin Templeton Variable Insurance Products Trust
        Franklin Global Trust
        Franklin Strategic Series
        Franklin Universal Trust
        Franklin Strategic Mortgage Portfolio
        Franklin Gold and Precious Metals Fund
        Franklin Capital Growth Fund
        Institutional Fiduciary Trust
        Franklin High Income Trust
        Franklin Real Estate Securities Trust
        Franklin Templeton Limited Duration Income Trust
        Templeton Russia and East European Fund, Inc.
        Templeton Emerging Markets Fund
        Templeton Global Income Fund
        Templeton Emerging Markets Income Fund
        Franklin Templeton Money Fund Trust
        Franklin Investors Securities Trust
        Franklin Value Investors Trust
        Templeton Global Investment Trust


and the Board of Directors of

      Franklin Federal Money Fund
      Franklin Money Fund
      Franklin Custodian Funds, Inc.
      Templeton Dragon Fund, Inc.
      Templeton Institutional Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005, and with respect to agreement of security purchases and sales, for the period from July 31, 2005 (the date of our last examination), through September 30, 2005:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006




            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of September 30, 2005, and for the period from July 31, 2005 through September 30, 2005.


Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of September 30, 2005, and for the period from July 31, 2005 through September 30, 2005, with respect to securities reflected in the investment accounts of the Funds.



By:




/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER

6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
-----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date


                                                                    ATTACHMENT I


FUND
-------------------------------------------------------------------------------

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES:               7/31/05-9/30/05
  Franklin Templeton Conservative Target Fund
  Franklin Templeton Moderate Target Fund
  Franklin Templeton Growth Target Fund
  Franklin Templeton Corefolio Allocation Fund
  Franklin Templeton Perspectives Allocation Fund
  Franklin Templeton Founding Funds Allocation Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:   7/31/05-9/30/05
  Franklin Strategic Income Securities Fund
  Franklin Small Cap Value Securities Fund
  Franklin Rising Dividends Fund
  Franklin Small-Mid Cap Growth Securities Fund
  Templeton Global Asset Allocation Fund
  Templeton Foreign Securities Fund
  Franklin Flex Cap Growth Securities Fund
  Franklin Large Cap Value Securities Fund

FRANKLIN GLOBAL TRUST:                                  7/31/05-9/30/05
  Fiduciary High Income Fund
  Fiduciary Core Fixed Income Fund
  Fiduciary Small Capitalization Equity Fund
  Fiduciary Large Capitalization Growth and Income Fund
  Fiduciary European Smaller Companies Fund
  Fiduciary Core Plus Fixed Income Fund

FRANKLIN STRATEGIC SERIES:                              7/31/05-9/30/05
  Franklin Aggressive Growth Fund
  Franklin U.S. Long-Short Fund
  Franklin Natural Resources Fund
  Franklin Biotechnology Discovery Fund
  Franklin Blue Chip Fund
  Franklin Global Health Care Fund
  Franklin Global Communications Fund
  Franklin Strategic Income Fund
  Franklin Flex Cap Growth Fund
  Franklin Technology Fund
  Franklin Small Cap Growth Fund II
  Franklin Small-Mid Cap Growth Fund

FRANKLIN UNIVERSAL TRUST                                7/31/05-9/30/05
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO                   7/31/05-9/30/05
FRANKLIN GOLD AND PRECIOUS METALS FUND                  7/31/05-9/30/05
FRANKLIN CAPITAL GROWTH FUND                            7/31/05-9/30/05

INSTITUTIONAL FIDUCIARY TRUST:                          7/31/05-9/30/05
  Money Market Portfolio
  Franklin Cash Reserves Fund
  Franklin Structured Large Cap Growth Equity Fund
  Franklin Structured Large Cap Core Equity Fund

FRANKLIN HIGH INCOME TRUST:                             7/31/05-9/30/05
  Franklin AGE High Income Fund

FRANKLIN REAL ESTATE SECURITIES TRUST:
  Franklin Real Estate Securities Fund

FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST        7/31/05-9/30/05
TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.           7/31/05-9/30/05
TEMPLETON EMERGING MARKETS FUND                         7/31/05-9/30/05
TEMPLETON GLOBAL INCOME FUND                            7/31/05-9/30/05
TEMPLETON EMERGING MARKETS INCOME FUND                  7/31/05-9/30/05

FRANKLIN TEMPLETON MONEY FUND TRUST                     7/31/05-9/30/05
  Franklin Templeton Money Fund

FRANKLIN INVESTORS SECURITIES TRUST:                    7/31/05-9/30/05
  Franklin Floating Rate Daily Access Fund
  Franklin Total Return Fund
  Franklin Limited Maturity U.S. Government Securities Fund
  Franklin Convertible Securities Fund
  Franklin Equity Income Fund
  Franklin Low Duration Total Return Fund
  Franklin Adjustable U.S. Government Securities Fund

FRANKLIN VALUE INVESTORS TRUST:                         7/31/05-9/30/05
  Franklin Balance Sheet Investment Fund
  Franklin MicroCap Value Fund
  Franklin Small Cap Value Fund
  Franklin Large Cap Value Fund
  Franklin Mid Cap Value Fund

TEMPLETON GLOBAL INVESTMENT TRUST                       7/31/05-9/30/05
  Templeton Income Fund

FRANKLIN FEDERAL MONEY FUND                             7/31/05-9/30/05
FRANKLIN MONEY FUND                                     7/31/05-9/30/05

FRANKLIN CUSTODIAN FUNDS, INC.:                         7/31/05-9/30/05
  Franklin Growth Fund
  Franklin Utilities Fund
  Franklin DynaTech Fund
  Franklin Income Fund
  Franklin U.S. Government Securities Fund

TEMPLETON DRAGON FUND, INC.                             7/31/05-9/30/05

TEMPLETON INSTITUTIONAL FUNDS, INC.:                    7/31/05-9/30/05
    Foreign Equity Series